SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 6021805

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F S            Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes *        No S

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By

/s/Amit Birk

Amit Birk
VP, General Counsel

Date: May 29, 2018

EXHIBIT

Exhibit 99.1

Announcement of proposed private placement of Ordinary Shares to several leading Israeli institutional investors and Formula Systems (1985) Ltd.

EXHIBIT 99.1

Or Yehuda, Israel, May 29, 2018 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), announced today that its board of directors has approved a proposed private placement of 3,150,559 Ordinary Shares of the Company to several leading Israeli institutional investors and 1,117,734 Ordinary Shares of the Company to its principal shareholder, Formula Systems (1985) Ltd., under the same terms.

The Company’s gross proceeds from the offering are expected to be $35.0 million based on a price of $8.20 per share. The Company intends to use the net proceeds of the offering to support its continued organic growth momentum and funding of potential acquisitions.

The closing is expected to take place after receipt of the requisite regulatory approvals, which are expected to be obtained during June 2018. Formula Systems will, following completion of this offering, own approximately 45.3% of our Ordinary Shares.

Barak Capital Underwriting Ltd. acted as the exclusive placement agent for the offering.

Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said: “We are pleased to announce the successful private placement of our shares, reflecting our investors’ boosted confidence in Magic Software, fueled by the Company’s continued double-digit growth momentum over the past years. This substantial influx of funds coupled with Magic Software’s existing strong financial position will enable the Company to further enhance its leading-edge solutions for enterprises’ digital transformations, and to ramp up its merger and acquisitions efforts.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

About Magic Software Enterprises

Magic Software Enterprises Ltd. is a global provider of mobile and cloud-enabled application and business integration platforms. For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “expects,” “believes” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2017 and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

For further information contact:

Amit Birk | VP M&A and General Counsel

Magic Software Enterprises

ir@magicsoftware.com